UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  *)

JETBLUE AIRWAYS CORPORATION

Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

477143101

(CUSIP Number)

May 24, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ ☒ ☐	Rule 13d-1(b) Rule 13d-1(c) Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following page(s)

Page 1 of 5 Pages

Schedule 13G

CUSIP No.: 477143101	Page 2 of 5 Pages

1	Names of Reporting Persons

I.R.S. Identification Nos. of above persons (entities only)

OPEN SOCIETY INSTITUTE
2	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	☐
b.	☐
3	SEC Use Only
4	Citizenship or Place of Organization

NEW YORK

	5	Sole Voting Power
Number of Shares		9,679,795
Beneficially Owned By Each	6	Shared Voting Power 0
Reporting Person With	7	Sole Dispositive Power 9,679,795
	8	Shared Dispositive Power
		0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

9,679,795

10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
	[	]
11	Percent of Class Represented By Amount in Row (9)

5.4%

12	Type of Reporting Person (See Instructions)
OO

Schedule 13G

CUSIP No.: 477143101	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

JetBlue Airways Corporation (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:

118-29 Queens Boulevard

Forest Hills, New York 11375

Item 2(a)	Name of Person Filing:

This statement is filed on behalf of Open Society Institute (“OSI”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address and principal business office of OSI is 400 West 59th Street, New York, NY 10019.

Item 2(c)	Citizenship:

OSI is a New York charitable trust.

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 par value per share (the "Shares").

Item 2(e)	CUSIP Number:

477143101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the date of this filing, OSI may be deemed to be the beneficial owner of 9,679,795 Shares. On May 24, 2007: (i) George Soros gifted 3,399,799 Shares to OSI as a charitable donation and (ii) Geosor Corporation, a New York corporation of which George Soros is the sole shareholder, gifted 1,088,361 Shares to OSI as a charitable donation.

Item 4(b)	Percent of Class:

The number of Shares of which OSI may be deemed the beneficial owner constitutes approximately 5.4% of the total number of Shares outstanding.

Schedule 13G

CUSIP No.: 477143101	Page 4 of 5 Pages

Item 4(c)	Number of shares as to which the person has:
OSI
(i)	Sole power to vote or direct the vote:	9,679,795
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	9,679,795
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below OSI certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Schedule 13G

CUSIP No.: 477143101	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 5, 2007	OPEN SOCIETY INSTITUTE

By:	/s/ Stewart J. Paperin_______________

Stewart J. Paperin

Executive Vice President